MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2017 and 2016

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of May 10, 2017, and relates to the financial condition and results of operations for the three months ended March 31, 2017 and 2016. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2017 and 2016, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 (“consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended March 31, 2017 and 2016, are also referred to as “Q1 2017” and “Q1 2016”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, adjusted earnings and comprehensive income and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q1 2017 HIGHLIGHTS

Financial performance

-

Metal revenues were $32.3 million compared to $28.6 million during Q1 2016. This represents a 12.9% increase from the prior year. The increase was a result of both an increase in gold ounces sold (26,048 compared to 24,667 ounces during Q1 2016) and an increase in the average realized gold price ($1,232 per ounce compared to $1,160 during Q1 2016).

-

Earnings from operations were $9.8 million compared to a loss of $8.6 million during Q1 2016. The difference was due to an impairment of $12.8 million that was recognized during Q1 2016 related to the Caballo Blanco asset sale. In addition, there were improved earnings from mine operations during Q1 2017 of $11.1 million compared to $6.3 million during Q1 2016. Corporate and administrative expenses decreased to $1.3 million compared to $2.1 million during Q1 2016.

-	Earnings and comprehensive income were $6.0 million or $0.02 per share compared to loss and comprehensive loss of $10.7 million or $0.03 per share during Q1 2016.

-	Cash provided by operating activities was $9.7 million or $0.03 per share compared to $2.4 million or $0.01 per share during Q1 2016.

-

Cash and cash equivalents at March 31, 2017, were $39.2 million. During the quarter, the Company generated $9.7 million from operations, invested $1.6 million on sustaining capital expenditures, $0.4 million on exploration and evaluation projects, and $2.8 million on the Ana Paula gold project (“Ana Paula” or “the Project”). Also, the Company received $3.6 million of its VAT receivable in cash. Subsequent to March 31, 2017, the Company received $0.6 million of the $3.5 million VAT receivable.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-

Cash and cash equivalents and restricted cash at March 31, 2016, were $9.7 million and $1.0 million, respectively, after investing $0.1 million on exploration, $0.2 million on sustaining capital, and $2.7 million on the Ana Paula property.

-

Working capital at March 31, 2017, was $41.0 million, an improvement of $38.4 million from March 31, 2016. This increase is a result of cash provided by operating activities of $9.7 million compared to $2.4 million during Q1 2016. Additionally, during the prior fiscal year, the Company:

•	Sold the Caballo Blanco Property increasing cash by $9.2 million;
•	Completed a bought deal financing increasing cash by $13.8 million; and,
•	Settled the loan facility and debenture decreasing cash by $10.2 million and $1.5 million, respectively.

Operating performance

-

The Company produced and sold 26,048 ounces of gold, compared to 25,120 and 24,667 ounces of gold, respectively, during Q1 2016. The production increase was due to improved recovery, offset by a decrease in average processing grade of 0.48 g/t Au compared to 0.62 g/t Au during Q1 2016.

-

The Company’s cash cost per ounce on a by-product basis was $735 (all-in sustaining cost per ounce on a by- product basis - $848) compared to $761 (all-in sustaining cost per ounce on a by-product basis - $848) during Q1 2016. This decrease in cash cost was due to a lower strip ratio and increased production.

Key developments

-

On February 1, 2017, Greg McCunn succeeded Mark Backens as the Company’s Chief Executive Officer (“CEO”). In addition to the role of CEO, Mr. McCunn will serve as a director on the Company’s board of directors.

RECENT DEVELOPMENTS

-	The Company has a revised life-of-mine plan for the San Francisco Mine (the “Mine”) which includes:

•	Updated Mineral Reserves of 54.79 Mt at 0.53 g/t gold for 928,700 ounces of contained gold (up from 32.1 Mt at 0.56 g/t gold for 574,000 contained ounces of gold);
•	Increased guidance for 2017 of 20,000 to 22,000 ounces of gold produced per quarter for total production guidance of 86,000 to 92,000 ounces for 2017 (up from 70,000 to 75,000 ounces);
•	Average gold production of 109,000 ounces per year for the five years from 2018 to 2022; and,
•	Investment in capital stripping over the next two years totalling 22.5 million tonnes to be fully funded from cash flow from operations.

-	On April 25, 2017, the Company announced the following changes to management:

•	Colette Rustad was appointed as Executive Vice President and Chief Financial Officer;
•	Jose Hector Figueroa was appointed as Vice President of Operations;
•	Paul Hosford was appointed as Vice President of Project Development;
•	Jason Gregg was appointed as Executive Vice President of Human Resources;
•	Miguel Bonilla was appointed as Country Manager Mexico; and,
•	Arturo Bonillas stepped down as President of the Company.

-

On April 18, 2017, the Company announced that it is proposing to change its name to Alio Gold Inc. at its upcoming Annual General Meeting of Shareholders. If approved, the Company expects to begin trading on both the TSX and the NYSE MKT under the ticker ALO on May 16, 2017.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

-

On April 10, 2017, the Company announced that it had received authorization of the Environmental Impact Assessment for its high-grade, high-margin Ana Paula gold project located in Guerrero, Mexico. The regulator had outlined the environmental protection programs required during construction of the project which are normal and in line with expectations.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine in the state of Sonora, Mexico.

The Company also owns the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt of Mexico. The Guerrero Gold Belt is host to several significant gold discoveries and operations with current gold resources in excess of 25 million ounces. Ana Paula is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco.

The Ana Paula gold project is currently at the development stage with a decision to proceed with construction anticipated during Q2 2018 following completion of permitting and feasibility study work. The Company has purchased the process plant and important infrastructure items and is holding them in storage until construction begins.

Management’s goal is to create shareholder value by continuing its strong operating and financial performance at the San Francisco Mine, de-risking and development of the attractive Ana Paula gold project, adherence to strict cost controls and prudent management of the balance sheet.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s public disclosures, including its most recent:

-	Annual Information Form (“AIF”) dated March 20, 2017;
-	NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico dated September 30, 2016 (amended: November 25, 2016); and,
-	Ana Paula Project Preliminary Economic Assessment (“PEA”) dated November 24, 2016.

These documents can be found at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

The Company provided a revitalization plan for the San Francisco Mine which included an updated life-of-mine plan. The updated mine plan shows 695,000 ounces of gold production from April 1, 2017, to mid 2024. The Company is guiding to produce between 20,000 and 22,000 gold ounces per quarter for the remaining three quarters of fiscal 2017 for total production for the year of 86,000 to 92,000 ounces. All-in sustaining costs are expected to be less than $1,000 per gold ounce. A technical report with the new mine plan is expected to be completed and filed on www.sedar.com and the Company’s website.

Ana Paula

Timmins acquired Ana Paula during May 2015 by the acquisition of Newstrike Capital. During Q4 2015, Timmins acquired the processing plant and select infrastructure facilities (the “Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began. As at December 31, 2016, disassembly and removal of the El Sauzal Plant was fully completed.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

During Q1 2016, an updated PEA (dated March 23, 2016), which replaced the original October 2014 version, was completed to incorporate the Company’s acquisition of the El Sauzal Plant into the capital estimates. The acquisition of the Plant for use at Ana Paula was estimated to result in capital savings and should allow for the project schedule and construction period to be reduced.

During Q3 2016, the Company announced a $9.2 million pre-construction program for Ana Paula, including the start of feasibility studies, infill drilling, metallurgical test-work, and environmental baseline and permitting activities. Over the last six months, significant progress has been made on the pre-construction program including environmental baseline studies, infill drilling and metallurgical test work which is expected to culminate in a Pre-Feasibility Study (“PFS”) being completed in Q2 2017.

A 10,000 meter infill drilling program was completed in February 2017. The Company has retained AGP Mining Consultants (“AGP”) of Toronto to act as the independent Qualified Persons in updating the mineral resource estimate. AGP have also been engaged to carry out mine planning and engineering work for the Project feasibility studies. Geotechnical drilling to support the mine planning work was completed in April which greatly enhanced the confidence in the pit slope design.

Metallurgical test work for the Project was carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Comminution tests have confirmed that the 6,000 tpd semi-autogenous grinding and ball mill circuit that was purchased by the Company is suitable for treating the Ana Paula material.

Gravity recoverable gold, flotation and leaching test work has been completed which will form the basis of the process design criteria for the feasibility studies. The Company has engaged M3 Engineering (“M3”) to provide feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates. It is expected that M3 will produce a PFS by the end of Q2 2017 which will be based on the updated mineral resource estimate and mine plan as well as the latest metallurgical testing. The PFS will provide a much higher level of confidence in the robustness of the project economics than the PEA. The PEA economic analysis showed an after-tax Net Present Value (5%) of $248 million and IRR of 43% at $1,200/oz gold.

Knight-Piesold has been engaged to carry out the engineering and design of the waste dumps and tailings storage facility as well as carry out the study for the pit slope design.

The environmental base line study was completed during November 2016. During December 2016, the Company submitted an Environmental Impact Assessment (“EIA”) to SEMARNAT (Mexico’s Secretary of Environment and Natural Resources) using the baseline study as its basis. During April 2017, the Company received authorization from SEMARNAT on the EIA.

The next major submission to SEMARNAT will be the change of land use submission, which is expected to occur during Q2 2017. The Company expects to receive construction permits during Q4 2017.

As the Company advances its engineering studies, it will also begin to investigate financing alternatives for the Project including project or corporate debt. It is expected that financing for the estimated $120 million capital cost will be arranged in conjunction with the completion of a Definitive Feasibility Study by early 2018.

Projected
Key Ana Paula Project Milestones	Completion
Pre-Feasibility Study	Q2 2017
Permitting	Q4 2017
Project Financing Arranged	Q1 2018
Definitive Feasibility Study	Q1 2018
Investment Decision and Construction	Q2 2018
Commissioning and Start Up	Q4 2019

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS

		Q1 2017		Q1 2016
Gold sold (ozs)		26,048		24,667
Silver sold (ozs)		11,899		14,671
Average realized gold price (per oz)		$1,232		$1,160
Average London PM fix gold price (per oz)		$1,219		$1,183
Metal revenues		$32,306		$28,609
Earnings (loss) from operations		$9,780		$(8,585)
Earnings (loss) and comprehensive income (loss)		$6,042		$(10,720)
Earnings (loss) per share
-Basic		$0.02		$(0.03)
-Diluted		$0.02		$(0.03)
Cash provided by operating activities		$9,743		$2,373
Cash dividends declared	$	Nil	$	Nil

Q1 2017 Results

Earnings for the Company increased to $6.0 million compared to a loss of $10.7 million for Q1 2016 as a result of the following factors:

Metal revenues

The Company sold 26,048 gold ounces at an average realized gold price of $1,232 per ounce compared to sales of 24,667 gold ounces at an average realized gold price of $1,160 per ounce during Q1 2016. This represents an increase of 5.6% in gold ounces sold and an increase of 6.2% in realized gold price over Q1 2016, resulting in metal revenues from mining operations of $32.3 million compared to $28.6 million during Q1 2016.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $19.4 million compared to $19.0 million during Q1 2016.

Costs of contract mining were $9.3 million compared to $11.4 million during Q1 2016. This reduction is primarily due to a 22.7% reduction in total tonnes mined.

Crushing and gold recovery costs were $6.9 million compared to $7.4 million during Q1 2016. This decrease is primarily due to lower cyanide consumption.

Mine site administrative costs were $1.0 million compared to $0.9 million during Q1 2016.

Demobilization costs related to mobile crushing units were $nil compared to $1.3 million during Q1 2016.

Change in inventories increased cost of sales by $1.9 million, compared to a decrease of $2.3 million during Q1 2016. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. During Q1 2017, fewer recoverable gold ounces were deposited than recovered.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Depletion and depreciation costs form a component of cost of sales and were $1.8 million compared to $3.3 million during Q1 2016. Number of gold ounces deposited on to the leach pad are lower compared to Q1 2016, combined with decreased depletion due to an extended mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $1.3 million compared to $2.1 million during Q1 2016. The significant cash components of these expenses include salaries, consulting and professional fees, and administrative. Salaries were $0.5 million compared to $0.6 million for Q1 2016. Consulting and professional fees were $0.4 million compared to $0.6 million for Q1 2016. Administrative expenses were $0.3 million compared to $0.6 million for Q1 2016. The significant non-cash component of these expenses includes share-based payments, which was $0.2 million during Q1 2017 and Q1 2016.

Finance expense

Finance expense was $0.2 million compared to $1.4 million during Q1 2016. This decrease is due to the settlement of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during June 2016. Interest and accretion expense on the loan facility and debenture was $nil compared to $0.7 million during Q1 2016.

Additionally, the decrease is due to a non-cash warrant revaluation loss of $0.2 million compared to $0.6 million during Q1 2016. The warrant liabilities will be settled with common shares of the Company. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liabilities.

Loss on the derivative contracts

Loss on the derivative contracts was $1.4 million compared to $0.4 million during Q1 2016.

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 18,700 gold ounces were placed under these contracts with expiry dates through to December 26, 2017, with a weighted average floor price of $1,232 per gold ounce and a weighted average maximum sales price of $1,354 per gold ounce. At May 10, 2017, 15,400 of these option contracts were unsettled and 3,300 had expired. The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Income taxes

Income tax expense was $2.2 million compared to income tax expense of $0.1 million during Q1 2016.

The current tax expense was $2.8 million compared to $0.2 million during Q1 2016. This increase was due to improved earnings. During Q1 2016, the Company had sufficient loss carry forwards to offset tax expenses and liabilities.

Deferred tax recovery was $0.7 million compared to $0.1 million during Q1 2016. During Q1 2017, the appreciation of the Mexican peso led to an increase in the tax base of mining assets reducing the deferred tax liability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q1		Q4		Q3		Q2		Q1		Q4		Q3		Q2
		2017		2016		2016		2016		2016		2015		2015		2015

Gold sold (ozs)		26,048		26,012		23,327		26,474		24,667		22,785		23,387		22,869

Silver sold (ozs)		11,899		12,994		13,868		14,884		14,671		13,158		10,539		13,041

Average realized gold price (per oz)		$1,232		$1,191		$1,338		$1,232		$1,160		$1,111		$1,137		$1,216

Average London PM fix gold price (per oz)		$1,219		$1,221		$1,335		$1,260		$1,183		$1,105		$1,124		$1,192

By-product cash cost (1) (per oz)		$735		$716		$785		$681		$761		$1,153		$1,026		$968

Metal revenues		$32,306		$30,977		$31,212		$33,075		$28,609		$25,310		$26,585		$27,805

Earnings (loss) from operations (1)		$9,780		$6,927		$29,923		$8,704		$(8,585)		$(9,453)		$(230,243)		$(1,860)

Earnings (loss)		$6,042		$5,957		$29,719		$6,395		$(10,720)		$(9,517)		$(180,713)		$629

Earnings (loss) per share

-Basic		$0.02		$0.02		$0.09		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00

-Diluted		$0.02		$0.02		$0.09		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00

Cash provided by (used in) operating activities		$9,743		$9,993		$9,844		$11,485		$2,373		$2,091		$(909)		$4,608

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Q1 2017	Q1 2016
Ore processed (t)	1,963,307	2,003,712
Average ore processed grade (g/t Au)	0.48	0.62
Ore mined (dry tonnes)	1,942,117	1,999,320
Average ore mined grade (g/t Au)	0.48	0.62
Ore stockpiled (t)	-	3,966
Average ore stockpiled grade (g/t Au)	-	0.24
Waste mined (t)	3,241,871	4,708,661
Total mined (t)	5,183,988	6,707,981
Strip ratio	1.67	2.36
Total days in period	90	91
Gold deposited on pad (ozs)	30,115	40,038
Average ore processed per day (t/d)	21,815	22,019
Average total mined (t/d)	57,600	73,714
Gold produced (ozs)	26,048	25,120
Silver produced (ozs)	11,899	14,671

The Company produced 26,048 gold ounces and 11,899 silver ounces compared to 25,120 gold ounces and 14,671 silver ounces during Q1 2016.

The Company mined a total of 5.2 million tonnes from the Mine compared to 6.7 million tonnes during Q1 2016. Dry tonnes of ore mined were 1.9 million compared to 2.0 million during Q1 2016. The strip ratio decreased to 1.67 compared to 2.36 during Q1 2016 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

The Company’s average ore mined grade was 0.48 g/t Au compared to 0.62 g/t Au during Q1 2016. Ore mined was from lower grade phases of the pit during Q1 2017.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

At March 31, 2017, the Company had positive working capital of $41.0 million. The Company had cash and cash equivalents of $39.2 million, trade and other receivables of $6.3 million, inventories of $9.1 million, and trade payables and accrued liabilities of $14.3 million.

From time to time, the Company enters into short-term options contracts whereby the Company purchases the option to sell gold ounces at a set price (“put option”) and finances the purchase price of this put option by selling the right to purchase a number of the Company’s gold ounces at a set price (“call option”). As a result, the Company had placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. At March 31, 2017, the Company held open option contracts that placed 18,700 gold ounces under these contracts with expiry dates through to December 26, 2017, with a weighted average floor price of $1,232 per gold ounce and a weighted average maximum sales price of $1,354 per ounce. At May 10, 2017, all 15,400 of these option contracts were unsettled and 3,300 had expired.

Subsequent to March 31, 2017, the Company entered into an option contract where 3,300 gold ounces were placed with an expiry date of July 27, 2017, with a floor price at $1,200 per gold ounce and a maximum sales price of $1,340.

Cash flow

	Q1 2017	Q1 2016
Cash provided by operating activities	$9,743	$2,373
Cash used in investing activities	$(4,842)	$(1,467)
Cash used in financing activities	$(5)	$(540)

Cash provided by operating activities was $9.7 million compared to $2.4 million during Q1 2016:

-	Earnings from mining operations increased to $9.8 million compared to a loss of $8.6 million during Q1 2016;
-	Movements in trade receivables increased cash by $1.2 million compared to $2.0 million during Q1 2016;
-	Movements in inventories increased cash by $0.9 million compared to a decrease of $1.9 million during Q1 2016;
-	Movements in trade payables and other liabilities decreased cash by $0.5 million compared to $5.8 million during Q1 2016; and,
-	Income taxes paid decreased cash by $3.7 million compared to $nil during Q1 2016.

Cash used in investing activities was $4.8 million compared to $1.5 million during Q1 2016. This increase was primarily due to expenditures related to San Francisco Mine and Ana Paula development.

Cash used in financing activities was $nil compared to $0.5 million during Q1 2016. The main cause for this change was repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively, during the prior fiscal year.

At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 65% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q1 2017, the Mexican peso averaged MXP 20.39 to $1.00, and the Canadian dollar averaged C$1.33 to $1.00. During Q1 2016, the Mexican peso averaged MXP 18.02 to $1.00 and the Canadian dollar averaged C$1.37 to $1.00. The effect of the difference in average exchange rates reduced costs during Q1 2017 by approximately $0.9 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consisted of consolidated equity and equipment financing, net of cash and cash equivalents.

	March 31,	December 31,
	2017	2016
Equity	$149,305	$143,086
Equipment financing	95	378
	149,400	143,464
Less: Cash and cash equivalents	(39,194)	(33,877)
	$110,206	$109,587

At March 31, 2017, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $110.2 million from $109.6 million at December 31, 2016.

Dividends

No dividends were declared or paid during Q1 2017.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at May 10, 2017, are 355,628,602, 20,004,500 and 28,200,000, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Q1 2017	Q1 2016
Production costs	$19,362	$18,993
Divided by gold sold (ozs)	26,048	24,667
Cash cost per gold ounce	743	770
Less: By-product silver credits per gold ounce (1)	(8)	(9)
Cash cost per gold ounce on a by-product basis	$735	$761

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months ended March 31, 2017, total by-product silver credits were $0.2 million (three months ended March 31, 2016 - $0.2 million).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Q1 2017	Q1 2016
Production costs	$19,362	$18,993
Corporate and administrative expenses	1,325	2,141
Sustaining capital expenditures	1,561	-
Accretion for site reclamation and closure	57	13
Less: By-product silver credits	(208)	(222)
All-in sustaining costs	22,097	20,925
Divided by gold sold (ozs)	26,048	24,667
All-in sustaining cost per gold ounce on a by-product basis	$848	$848

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Cash provided by operating activities per share

Cash provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Q1 2017	Q1 2016
Cash provided by operating activities	$9,743	$2,373
Divided by basic weighted average shares outstanding	355,628,602	315,440,663
Cash provided by operating activities per share	$0.03	$0.01

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings (loss) from mine operations

Earnings (loss) from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings (loss) from operations

Earnings (loss) from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of March 31, 2017. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of March 31, 2017.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2016, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q1 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.timminsgold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2017 and 2016
(In United States dollars, tabular amounts in thousands, except where noted)

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, P.Eng, a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.